UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

General Motors Corporation

(Name of Issuer)

Common Stock, par value $1-2/3 per share

(Title of Class of Securities)

370442105

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 33,147,452 8. Shared Voting Power 7,613,700 9. Sole Dispositive Power 33,147,452 10. Shared Dispositive Power 7,613,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,761,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.2% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 565,476,036 shares of common stock issued and outstanding on April 30, 2005, as set forth in General Motors’ Form 10-Q filed on May 10, 2005, for the period ending March 31, 2005.

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CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 40,761,152 8. Shared Voting Power 9. Sole Dispositive Power 40,761,152 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,761,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.2% *
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 565,476,036 shares of common stock issued and outstanding on April 30, 2005, as set forth in General Motors’ Form 10-Q filed on May 10, 2005, for the period ending March 31, 2005.

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CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 250 Rodeo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,613,700 8. Shared Voting Power 9. Sole Dispositive Power 7,613,700 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,613,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 565,476,036 shares of common stock issued and outstanding on April 30, 2005, as set forth in General Motors’ Form 10-Q filed on May 10, 2005, for the period ending March 31, 2005.

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Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $1-2/3 per share of General Motors Corporation, which has its principal executive office at 300 Renaissance Center, Detroit, Michigan 48265.

Item 2. Identity and Background

This Schedule is being filed on behalf of Kirk Kerkorian, Tracinda Corporation, a Nevada corporation wholly owned by Mr. Kerkorian, and 250 Rodeo Inc., a Delaware corporation wholly owned by Mr. Kerkorian and Tracinda (collectively, the “Filing Persons”). Tracinda and 250 Rodeo are both principally engaged in the business of buying, selling and holding selected equity securities.

The principal business address for both Tracinda and 250 Rodeo is 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212. During the past five years, neither Tracinda nor 250 Rodeo (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a) Mr. Kerkorian is the Chief Executive Officer and sole director of Tracinda and 250 Rodeo. Tracinda’s and 250 Rodeo’s other executive officer is Anthony L. Mandekic.

(b) Mr. Kerkorian’s and Mr. Mandekic’s business address is 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212.

(c) Mr. Kerkorian’s principal occupation or employment is serving as Tracinda’s principal executive officer. In addition, Mr. Kerkorian is a director of MGM MIRAGE, a Delaware corporation principally engaged in the lodging and gaming business. Mr. Kerkorian beneficially owns, through Tracinda, 158,392,864 shares of common stock of MGM MIRAGE, or approximately 55% of such outstanding common stock. MGM MIRAGE has its principal executive offices at 3600 Las Vegas Boulevard, Las Vegas, Nevada 89109.

Mr. Mandekic’s principal occupation or employment is, and has been for more than five years, serving as Secretary and Treasurer of Tracinda.

(d) – (e) During the last five years, neither Mr. Kerkorian nor Mr. Mandekic (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kerkorian and Mr. Mandekic are both United States citizens.

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Item 3. Source and Amount of Funds or Other Consideration

The purchase price for the 40,761,152shares of common stock (the “shares”) beneficially owned by the Filing Persons was funded from cash and cash equivalents on hand.

Item 4. Purpose of Transaction

The Filing Persons acquired the shares for investment purposes and do not have a present intent to acquire or influence control over the business of General Motors. The Filing Persons may, from time to time, acquire additional shares or dispose of some or all of their shares or may continue to hold the shares, depending on business and market conditions, their continuing evaluation of the business and prospects of General Motors and other factors. Other than as set forth in this Item 4, the Filing Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) – (b) The following table sets forth information with respect to the shares beneficially owned by each person or entity named in Item 2 hereof. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares	Percent of Outstanding(1)
Tracinda Corporation	40,761,152	7.2%

250 Rodeo, Inc.	7,613,700	1.3%

Kirk Kerkorian	40,761,152	7.2%

Anthony L. Mandekic	-0-	0%

(1) *	Computed on the basis of 565,476,036 shares of common stock issued and outstanding on April 30, 2005, as set forth in General Motors’ Form 10-Q filed on May 10, 2005, for the period ending March 31, 2005.

(c) The table included in Appendix A sets forth transactions in shares by Tracinda and 250 Rodeo during the past 60 days. All such transactions, other than the purchase of 18,761,152 shares, pursuant to Tracinda’s Offer to Purchase common stock of General Motors filed on Schedule TO on May 9, 2005, were effected in the open market. In addition, an additional 165,405 shares were tendered in such offer pursuant to notices of guaranteed deliveries. The guarantors failed to deliver these shares.

(d) Except as described in Item 6, No person other than the Filing Persons has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the shares.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Tracinda has entered into consulting and value sharing agreements with Jerome York. Copies of the consulting and value sharing agreements are attached hereto as Exhibits 1 and 2 and incorporated herein by reference.

Except as described above, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Agreement for Services dated as of April 19, 2005 between Jerome York and Tracinda Corporation

2	Value Sharing Agreement dated as of April 19, 2005 between Jerome York and Tracinda Corporation

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2005

TRACINDA CORPORATION

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic Secretary/Treasurer

KIRK KERKORIAN

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic Attorney-in-Fact *

250 RODEO, INC.

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic Secretary/Treasurer

*	Power of Attorney previously filed as Exhibit (i) to Schedule TO/A, filed by Tracinda Corporation on May 26, 2005.

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Appendix A

The following table sets forth transactions in General Motors shares by Tracinda and 250 Rodeo during the last 60 days. Except for those 18,761,152 shares that were purchased pursuant to Tracinda’s Offer to Purchase General Motors shares filed under Schedule TO on May 9, 2005 (see below), all transactions were effected in the open market.

Tracinda Corporation

Date	No. of Shares	Price per Share

4/22/05	88	$25.86
	6,525	25.88
	13,227	25.90
	3,354	25.95
	5,291	25.96
	2,381	26.00
	96,998	26.20
	22,045	26.21
	48,500	26.27
	88,180	26.30
	26,454	26.31
	44,090	26.36
	83,795	26.45
	35,272	26.47
	68,780	26.51
	248,668	26.60
	83,771	26.61
	214,277	26.63
	12,345	26.64
	450,688	26.65
	156,079	26.66
	230,943	26.67
	123,452	26.68
	126,097	26.77
4/25/05	21,200	26.03
	8,800	26.04
	15,000	26.05
	2,600	26.08
	22,500	26.09
	38,500	26.10
	16,000	26.11
	28,100	26.12
	27,100	26.13
	17,000	26.14
	34,900	26.15
	20,500	26.17
	37,000	26.18
	117,000	26.19
	663,400	26.20
	19,600	26.22
	22,100	26.23
	9,400	26.24
	67,100	26.25

Tracinda Corporation

Date	No. of Shares	Price per Share
	5,000	$26.26
	800	26.27
	7,700	26.29
	21,100	26.30
	13,200	26.31
	9,600	26.32
	8,900	26.34
	79,200	26.35
	21,000	26.36
	300	26.37
	1,900	26.38
	24,400	26.39
	43,100	26.40
	9,900	26.41
	8,700	26.42
	21,000	26.43
	9,000	26.44
	41,300	26.45
	47,800	26.46
	23,800	26.47
	41,900	26.48
	10,000	26.49
	27,600	26.50
	25,000	26.57
	11,600	26.59
	55,700	26.60
	22,500	26.61
	200	26.62
	71,000	26.63
	3,700	26.67
	61,300	26.70
	70,800	26.73
	238,200	26.74
	151,000	26.75
4/26/05	1,800	26.25
	18,200	26.26
	5,000	26.27
	400	26.28
	4,600	26.29
	10,700	26.30
	73,200	26.31
	35,300	26.34
	5,500	26.35
	10,000	26.39
	239,000	26.40
	32,900	26.42
	187,000	26.43
	83,000	26.44

Tracinda Corporation

Date	No. of Shares	Price per Share
	411,800	$26.45
	13,600	26.46
	35,300	26.47
	35,000	26.48
	9,800	26.49
	1,059,100	26.50
	605,700	26.51
	21,700	26.52
	25,400	26.53
	97,000	26.55
4/27/05	5,000	26.25
	43,700	26.27
	5,000	26.28
	5,400	26.30
	500	26.31
	22,700	26.32
	50,400	26.33
	174,200	26.34
	242,600	26.35
	168,100	26.36
	28,300	26.37
	117,500	26.38
	28,500	26.39
	534,500	26.40
	18,200	26.41
	307,200	26.50
	246,300	26.55
	37,100	26.56
	7,800	26.57
	5,000	26.70
	8,000	26.71
	31,000	26.72
	1,400	26.73
	12,900	26.74
	172,600	26.75
	7,000	26.79
	177,800	26.80
4/28/05	5,000	26.39
	1,800	26.42
	37,200	26.43
	41,700	26.44
	199,400	26.45
	39,900	26.46
	29,700	26.47
	50,000	26.48
	31,600	26.49
	503,000	26.50
	20,000	26.52

Tracinda Corporation

Date	No. of Shares	Price per Share
	80,000	$26.53
	15,500	26.54
	74,500	26.55
	11,100	26.61
	49,600	26.62
	33,700	26.64
	63,400	26.65
	200	26.66
	51,000	26.67
	14,000	26.69
	217,300	26.70
	4,400	26.71
	162,000	26.72
	167,300	26.73
	150,000	26.75
	3,600	26.77
	8,500	26.78
	23,900	26.79
4/29/05	14,800	26.55
	50,000	26.58
	25,200	26.60
	7,900	26.61
	900	26.62
	64,400	26.63
	63,600	26.64
	55,500	26.65
	32,700	26.66
	6,000	26.68
	509,000	26.70
	25,000	26.75
	315,000	26.80
	14,600	26.83
5/2/05	25,000	26.76
	149,500	26.85
	11,000	26.86
	12,000	26.88
	140,400	26.90
	9,700	26.94
	11,800	26.96
	18,500	26.97
	12,400	26.98
	15,300	26.99
	259,800	27.00
	78,000	27.13
	56,600	27.16
5/3/05	41,000	27.48
	3,800	27.49
	220,600	27.50
6/13/05	18,488,831	31.00
* 6/14/05	259,013	31.00
* 6/15/05	13,308	31.00

*	On June 14 and June 15, 2005 Tracinda purchased 272,321 shares which were tendered in the tender offer pursuant to delivery guarantees. Such shares were delivered after June 13, 2005.

250 Rodeo, Inc.

Date	No. of Shares	Price per Share
4/19/05	2,600	$24.85
	56,400	24.89
	41,000	25.04
	10,000	25.05
	6,200	25.12
	1,700	25.14
	4,000	25.15
	46,200	25.16
	3,800	25.17
	11,200	25.18
	84,300	25.20
	12,600	25.21
	8,300	25.22
	3,400	25.31
	8,900	25.35
	5,100	25.39
	59,400	25.40
	28,900	25.41
	2,100	25.42
	10,300	25.45
	1,200	25.46
	3,900	25.47
	32,200	25.48
	21,400	25.49
	133,200	25.50
	9,400	25.51
	2,500	25.52
	28,000	25.53
	55,800	25.54
	4,200	25.57
	9,000	25.60
	200	25.61
	74,800	25.64
	47,800	25.65
	32,200	25.67
	25,700	25.68
	49,000	25.70
	23,100	25.72
	100	25.77
	21,400	25.83
	19,400	25.84
	70,400	25.85
	25,900	25.86
	57,400	25.87
	21,100	25.88
	6,800	25.89
	98,500	25.90
	17,000	25.91

250 Rodeo, Inc.

Date	No. of Shares	Price per Share
	98,300	$25.92
	50,500	25.93
	34,400	25.94
	5,000	25.95
	21,500	25.96
	53,500	25.97
	20,500	25.98
	81,000	25.99
	433,100	26.00
4/20/05	10,000	25.35
	4,900	25.40
	10,900	25.45
	2,900	25.46
	85,500	25.50
	2,800	25.52
	11,100	25.53
	3,500	25.54
	22,600	25.56
	2,300	25.59
	10,500	25.60
	3,900	25.66
	5,000	25.67
	19,300	25.68
	40,400	25.69
	287,800	25.70
	126,600	25.71
	49,000	25.72
	4,100	25.73
	54,800	25.74
	138,800	25.75
	100	25.76
	27,400	25.77
	46,500	25.78
	6,400	25.79
	462,900	25.80
	45,100	25.81
	40,200	25.82
	2,300	25.83
	17,900	25.84
	82,100	25.85
	10,400	25.86
	21,700	25.87
	28,300	25.88
	200	25.89
	135,000	25.90
	32,200	25.91
	44,300	25.92
	23,000	25.93

250 Rodeo, Inc.

Date	No. of Shares	Price per Share
	23,700	$25.94
	114,000	25.95
	19,100	25.96
	34,900	25.97
	46,400	25.98
	5,400	25.99
	490,700	26.00
4/21/05	25,900	25.60
	31,000	25.61
	1,300	25.62
	1,400	25.63
	25,000	25.64
	5,900	25.65
	40,000	25.66
	47,900	25.67
	60,700	25.68
	63,400	25.69
	74,600	25.70
	24,900	25.71
	15,200	25.72
	4,800	25.73
	14,300	25.74
	343,800	25.75
	5,300	25.77
	17,300	25.79
	3,600	25.80
	14,700	25.81
	300	25.82
	14,600	25.83
	2,500	25.84
	19,800	25.85
	1,100	25.88
	34,200	25.90
	13,100	25.91
	256,300	25.95
	121,000	25.97
	541,000	25.98
	108,300	26.00
	355,000	26.06
	279,100	26.25
4/22/05	12	25.86
	875	25.88
	1,773	25.90
	446	25.95
	709	25.96
	319	26.00
	13,002	26.20
	2,955	26.21

250 Rodeo, Inc.

Date	No. of Shares	Price per Share
	6,500	$26.27
	11,820	26.30
	3,546	26.31
	5,910	26.36
	11,205	26.45
	4,728	26.47
	9,220	26.51
	33,332	26.60
	11,229	26.61
	28,723	26.63
	1,655	26.64
	60,412	26.65
	20,921	26.66
	30,957	26.67
	16,548	26.68
	16,903	26.77

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